VIVO PARTICIPAÇÕES S.A. Av. Dr. Chucri Zaidan, 860 Morumbi, 04583-110 São Paulo, SP, Brazil

July 15, 2009

Via Facsimile and EDGAR

Mr. Larry Spirgel, Esq.,

Assistant Director

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Washington D.C. 20549-3628

Re:	Vivo Participações S.A. Vivo Holding Company Form 20-F for Fiscal Year Ended December 31, 2008 Filed April 23, 2009 File No. 333-09470

Dear Mr. Spirgel:

On behalf of our client, Vivo Participações S.A. (the “Company”), we enclose herewith the Company’s response to the Staff’s comment letter (the “Comment Letter”) dated July 2, 2009 concerning the Company’s Form 20-F and related exhibits.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment. References to page numbers herein are references to page numbers in the originally filed Form 20-F and related exhibits.

Notes to the Financial Statements

39. Summary of the differences between Brazilian GAAP and US GAAP applicable to the company

e) Acquisitions

July 15, 2009	pg. 2

Acquisitions of Telemig Celular Participações S.A. and Telemig Celular S.A., page F-84

1.	It is unclear to us why you did not assign any value to the subscriber or customer list considering that Telemig had a strong business subscriber base in the state of Minas Gerais. Please explain this to us.

The customer relationship was considered initially as an intangible asset and was valued. However, due to its characteristics, the value obtained for the customer relationship was considered to be null. The valuation of this intangible was performed as follows:

•

For the valuation of the customer relationship, the multi-period excess earnings method was applied because of the possibility of attributing the generated cash flows directly to the identified asset. The valuation was based on the expected cash flows resulting from the Mobile Telecommunication Business, which were based on assumptions adopted on the valuation of the business at fair market value.

•

The calculation of the customer relationship results was based on revenues of the Mobile Telecommunication Business existing clients, which means revenues generated from the projected clients portfolio, disregarding new clients added at the present portfolio on the valuation date. The cash flows generated by new clients could not be considered as part of the existing customer relationship, as there was no relationship at the time of the acquisition. The value generated by the new clients was attributed to the license.

•

Therefore the annual revenue considered in the valuation of the customer relationship intangible is the average numbers of the users (as described above) multiplied by the estimated average revenue per user.

•	The number of original clients was reduced year by year according to the company’s observed “churn” of clients (the percentage of existing clients that cancels their lines every year).

•	The estimated operating margins projected depreciation expenses were considered according to the number of remaining original clients.

•	The income tax and the social contribution expenses were applied and projected based on tax current legislation and applicable tax rates (a combined rate of 34%).

•	The capital expenditure, depreciation expenses and working capital variations were also considered in the cash flow, proportionally to the numbers of remaining clients from the original base.

•

In order to account for the use of all other tangible and intangible assets to generate the relevant cash flows, contributory assets charges had to be deducted. These asset charges have been calculated on a group level, as it can be assumed that the asset base serves as basis for the business activities overall. The asset base

July 15, 2009	pg. 3

includes, basically, (i) working capital, (ii) fixed assets, (iii) assembled workforce, and (iv) operating licenses.

•	The discount rate of 12.67% (i.e. the WACC) was applied.

•

A period of 10 years was estimated for the current customer base based on the projected churn rate applied on the customer relationship portfolio at the base-date of 20.8% per year for contract clients and 23.9% for pre-paid clients.

The calculation described above resulted in a negative value. The primary reason for such negative amount is attributed to the churn rate of the clients, which, after a few years, most of the income is generated by new clients, whose value is attributed to the license. Additionally, the charge of the contributory assets attributed to the customer relationship (meaning the opportunity cost of the assets attributed to sustaining the customer relationship) is such that net losses were observed. Consequently, we did not assign any intangible asset value for customer relationships within TC.

40. Additional Disclosure Required by U.S. GAAP, page F-106

b) Intangible assets, page F-109

2.	We note that there was a significant increase in the Concession intangible asset in 2008 of about R$3 billion. We also note that R$1.6 billion was added as a result of the acquisition of the majority ownership of Telemig Celular Participações. Please tell us what else caused this asset to increase and expand your disclosure. Also, you state that you are amortizing this asset on a straight-line method over the major term for 3G License until 2038. Please clarify this for us. If you are amortizing the entire balance for thirty years or until 2038 explain why you have changed the estimated useful life from the year ending December 31, 2007 when it was 15 years, ending in 2023. However if the licenses that comprise this asset have different lives and you are amortizing them accordingly please tell us and clarify your disclosure in future filings.

A literal reading of footnote 40, “Additional Disclosures Requirement under U.S. GAAP,” item b “Intangible Assets,” may lead one to conclude that all intangibles have been amortizing and will continue to amortize on a straight-line method until 2038 however, only the major intangible asset, for an amount of R$1.6 billion (net of amortization), relating to the PPA resulting from the acquisition of the majority ownership of Telemig Celular Participações, has been amortizing and will continue to amortize until 2038 (based on estimated cash-flow). The remaining intangibles have different useful lives and have been amortizing accordingly.

The increase noted in the “concession” intangible asset was primarily due to the acquisition of the majority ownership of Telemig Celular Participações, and a separate acquisition of the 3G spectrum license (license to use the radio frequency) by the Company for an amount of

July 15, 2009	pg. 4

R$1.1 billion (net of amortization) as of December 31, 2008. On April 29, 2008, the Company executed the Terms of Authorization for the use of sub-ranges radio frequency J, also known as Third Generation (or 3G) frequency, acquired as a result of the auction held by ANATEL on December 18, 2007. We respectfully advise the Staff that Note 21 “Concession Licenses,” on pages F-50 and F-51 of the Company’s Form 20-F referenced herein, provides detailed information regarding the license acquired.

The R$1.6 billion related to the identified intangible asset related to the PPA on the Telemig Celular Participações acquisition has been amortized in a straight-line method for a period of 30 years. It represents the cash generation capacity through the concession right that Company acquired to operate the wireless business in that specific area (Minas Gerais State). The Company has utilized this method for all other identified intangible assets related to concession rights originated from previous acquisitions (see table below).

As mentioned above, the Company did not change the estimated useful lives of its intangible assets related to the concession intangible asset in 2008 as compared to 2007. The table below summarizes the remaining useful life of each intangible asset, as well as its respective net amounts as of December 31, 2008:

	As of December 31, 2008
	Cost	Accumulated amortization	Write-off concession	Intangible net	Original useful life (years)	Remaining useful life (years)
	(in thousands of reais)
PPA allocated to intangible assets of Telemig Celular Participações per the acquisition of the majority ownership (a)	1,693,203	(35,157)	—	1,658,046	30	29.3
PPA allocated to intangible assets of TCO per acquisition of stake control in 2003 (a)	882,824	(369,947)	—	512,877	30	15.6
PPA allocated to intangible assets of TCO per acquisition of non-controlling interest in 2004 (a)	525,052	(131,911)	—	393,141	30	13.7
PPA allocated to intangible assets of GT per acquisition of stake control in 2001 (a)	1,176,727	(589,359)	(473,472)	113,896	30	4.0

Sub total – Identified intangible assets (PPA) related to acquisitions	4,277,806	(1,126,374)	(473,472)	2,677,960
3G Spectrum License acquired in 2008 to operate in Band J, except for areas VII and X (b)	1,147,693	(26,233)	—	1,121,460	15	14.6
License acquired in 1998 to operate in the states of Paraná and Santa Catarina (b)	915,916	(657,040)	—	258,876	15	4.2

Sub total – Spectrum Licenses	2,063,609	(683,273)	—	1,380,336
Others intangibles	564,652	(363,714)	—	200,938	From 14 to 20	10.4

Total of intangible assets	6,906,067	(2,173,361)	(473,472)	4,259,234

(a)	The intangible asset related to the PPA has been amortized on a straight-line basis according to projected cash-flow, attributed to the identified assets, based on the estimated benefit the intangibles will provide to the Company during the period of the concession.

(b)	Useful life estimated based on the license term, in accordance with provisions from SFAS 142. The amount paid for these licenses relate to the first 15 years of the concession.

We respectfully advise the Staff that the Company will improve the disclosure of such intangible assets in future fillings as suggested by the SEC.

July 15, 2009	pg. 5

        *        *        *        *

Any questions or comments with respect to the this response letter may be communicated to the undersigned at 55 (11) 7420-1172 or to Diane Kerr at (212) 450-4529. Please send copies of any correspondence relating to this filing to Roberto Oliveira de Lima and Diane Kerr by facsimile to (212) 701-5529 with the original by mail to Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, NY 10017.

Very truly yours,

/s/ Roberto Oliveira de Lima

Roberto Oliveira de Lima

cc:	Diane G. Kerr, Esq.

Andrés V. Gil, Esq.

(Davis Polk & Wardwell LLP)